EXHIBIT 21.1

CN ENERGY GROUP. INC.

中北能源集团有限公司

LIST OF SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation or Organization
CN Energy USA Inc.	Delaware
Pathenbot Group Inc.	California
CNEY Holdings LLC	Utah
Ewforest Group Limited	Hong Kong
MZ Mining International Co., Ltd	Hong Kong
Hangzhou Tanmulaixin Activated Carbon Co., Ltd.	People’s Republic of China
Zhejiang CN Energy New Material Co., Ltd.	People’s Republic of China
Zhoushan Xinyue Trading Co., Ltd.	People’s Republic of China
MZ Pintai Mining (Zhejiang) Co., Ltd	People’s Republic of China
Yunnan Yuemu Agriculture and Forestry Technology Co., Ltd	People’s Republic of China